                            SHARE PURCHASE AGREEMENT

     This SHARE AND PURCHASE AGREEMENT (the "Agreement") is made as of
July 14, 1994, by and among WILD OATS MARKETS, Inc., a Delaware corporation with its principal office at 1668 Valtec Lane, Boulder, Co. 80301 ("Buyer"), and the holders of the Common Stock of KATHY'S NATURAL FOOD RANCH MARKET, INC. and KATHY'S NATURAL FOOD RANCH MARKET-WEST, INC. (Nevada corporations referred to collectively herein as the "Corporations"); (The holders of the Common Stock of the Corporations are referred to collectively as the "Selling Stockholders"); KATHY MELBY, an individual; and RICH ARCARIS, an individual. Certain other individual employees of the Corporations listed on Exhibit A attached hereto (the "Key Employees"), and also listed on Exhibit A, holders of options on the Selling Stockholder's stock ("Option-holders") are also signatories to this agreement for the limited purpose of relinquishing their claim to stock, if any, and receipt of consideration therefor.

                                    RECITALS

     A. Selling Stockholders own, in aggregate, all of the issued and outstanding shares of capital stock of the Corporations (the "Shares"), and the Selling Stockholders desire to sell all such Shares to Buyer for cash and other consideration.

     B. The parties previously entered into the Option Agreement dated July 14, 1994 (the "Option Agreement") in which the parties agreed to enter into this Agreement upon the satisfaction of certain conditions, and a Management Agreement dated July 14, 1994 (the "Management Agreement") pursuant to which the Buyer is operating the Stores.

     C. This Agreement has been approved by the Boards of Directors of the Corporations and is hereby approved by the Selling Stockholders, who constitute all the shareholders of Corporations.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of their mutual covenants, promises, and obligations set forth in this Agreement, the parties agree as follows:

                         1.  DESCRIPTION OF TRANSACTION

     1.1  Purchase Price.  The Purchase Price of the Shares is as follows:

     a) Two Million Four Hundred Thousand Dollars ($2,400,000) cash or certified funds, paid upon execution of the Option Agreement and held in escrow until the Closing, as defined below, plus One Hundred Thousand Dollars ($100,000) plus accumulated interest, which Buyers paid to Selling Stockholders as earnest money; all to be distributed, one-half to the Option-holders and one-half to the Selling Stockholders, at closing;


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     b)  Four Hundred Eighty Thousand Dollars ($480,000) in cash/common stock of Buyer, to be paid or distributed to the Key Employees, in increments no less favorable than to the Selling Stockholders, as specified on the attached
Exhibit 1.1(b)(i), and with respect to the sale of the Common Stock, pursuant to the forms of the investment letter attached as Exhibit 1.1(b)(ii);

     c) One Million Five Hundred Thousand Dollars ($1,500,000), one-half to be paid to the Selling Stockholders and one-half to the Option-holders in cash or certified funds on or before April 14, 1995. Such payment shall be secured by a One Million Five Hundred Thousand Dollar ($1,500,000) stand-by irrevocable letter of credit, which Selling Stockholders may draw down only in the event that Buyer does not pay the $1,500,000 when due. Said letter of credit is to be obtained from a federally insured bank;

     d) One Million Six Hundred Thousand Dollars ($1,600,000), one-half to be paid to the Selling Stockholders and one-half to the Option-holders in cash or certified funds on or before October 14, 1995;

     e) The amount, if any, in cash or certified funds to be paid on or before April 14, 1995, by which the Wholesale Value (as defined herein) of the Inventory (as defined herein) of the Corporations' retail stores exceed the sum of Seven Hundred Thousand Dollars ($700,000), as determined in accordance with Paragraph 1.4 of this Agreement. Said amount is to be paid one-half to Selling Stockholders and one-half to Option-holders;

     f) Assumption of certain long-term debts, the specifics of which are detailed in the attached Exhibit 1.1(f). Subject to the terms of the agreements with the third parties to whom the debts are owed, Buyer may prepay such debts, without penalty. Such debts shall be paid in full on or before the time for payment called for under the last paragraph of Section 1.1, pertaining to Buyer's IPO. However, if Buyer has not raised capital through an IPO prior to October 15, 1995, Buyer shall pay off such debts or direct that the Escrow Shares, as defined in Section 2 of this Agreement, remain in Escrow until the long term debts are paid off in full;

     g) Cash or certified funds at Closing, to be paid one-half to Selling Stockholders and one-half to Option-holders, in the amount of any lease deposits for the Stores, utility deposits, sales tax deposits, pro-rated insurance premiums and other deposits of like nature, as described in Exhibit 1.6(f).

In the event Buyer raises capital through an initial public offering ("IPO"), all amounts of the Purchase Price then outstanding shall be paid in full within seven days of Buyer's receipt of the proceeds.

     1.2 Closing. The closing of the purchase and sale of the Stock hereunder shall take place at a closing ("Closing"), which shall be held at the offices of Thomas KLC, 4625 South 2300 East, Salt Lake City. The Closing shall take place at 10:00 a.m. or such time and place as the Buyer and Seller may agree.


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     1.3  Assets of the Corporations.  The primary assets of the Corporations include two retail natural foods stores in Las Vegas, Nevada, located at 3455 East Flamingo Road (the "East Store") and 6720 West Sahara Boulevard (the "West Store") (The East Store and the West Store are referred to collectively as the "Stores") and the fixtures, equipment, inventories and leases pertaining to the Stores. An equipment list is attached as Exhibit 1.3

     1.4 Inventory. On July 13th and 14th, 1994, representatives of Buyer and the Corporations will be present at the West Store and East Store, respectively, and shall simultaneously and together perform an Inventory (as defined below) of the Stores for purposes of Section 1.1(e). The Wholesale Value shall be determined as either (i) the Corporations' cost or (ii) a percentage of suggested retail price (which may be different from the Corporations' acquisition cost, which may be better than wholesale) for the different departments of inventory as follows:


                     Department  Description      Cost or %
                           1     Grocery          67.5%
                           2     Vitamins         55.0
                           3     Cosmetics        60.0
                           4     Books            65.0
                           5     Cafe & Deli      Cost
                           6     Produce          Cost
                           7     Meat             Cost
                           8     Frozen & Dairy   70.0
                           9     Grocery Taxable  67.5
                          10     Bakery           67.5


Inventory shall include (a) the product held in the Stores; (b) fresh dates held at R.M.C. Foods; (c) less than a truckload of juice held at Nature's Best; and (d) the product held in two trailers behind the West Store and one trailer behind the East Store.

     1.5 Action by Selling Stockholders at Closing. At Closing, subject to the terms and conditions of this Agreement and pursuant to documents reasonably satisfactory in form and substance to Buyer and its counsel, Selling Stockholders shall deliver to Buyer:

     (a) Certificates representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Corporations, with such stock certificates to be delivered to the escrow agent;

     (b) The stock books, stock ledgers, minute books, and corporate seal, if any, of the Corporations and all other books and records of the Corporations being located at the corporate premises of the Corporations;

     (c) Resignations of the Corporations' directors and officers, as identified on attached Exhibit 1.5(c);

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     (d)  Copies of any books and records pertaining to the Stores' operations.
Buyer recognizes that the original documents including cancelled checks, bank statements, invoices, accounting records, along with the work papers are held in control by Management Accounting in Salt Lake City, Utah. Said Management Accounting shall either continue to hold all of such papers for the benefit of the corporations, or at Wild Oats expense copies of the same may be provided.
It is necessary, since Management Accounting has previously prepared tax returns and other documents for the corporations, that it retain such documents as backup for the same. Nevertheless, full cooperation at the expense of Wild Oats, will be freely given;

     (e) Certified copies of all Board of Directors and Shareholders actions and approvals required for Selling Stockholders to consummate the transactions contemplated hereunder;

     (f) A list setting forth the known accrued vacation and sick time of employees of the Corporations as of the Closing;

     (g) Buyer may obtain, if desired, letters from Nevada Sales Tax authorities certifying that the Stores' sales tax accounts are current.

     1.6 Action by Buyer at Closing. At Closing, subject to the terms and conditions of the Agreement and pursuant to documents reasonably satisfactory in form and substance to Selling Stockholders, Buyer shall:

     (a) Pay the Two Million Five Hundred Thousand Dollars ($2,500,000) [with interest accrued] pursuant to the Option Agreement, which amount shall be deemed paid against the purchase price.

     (b) Pay, in cash or certified funds, and distribute Buyer's common stock to the Key Employees, pursuant to the attached Exhibit 1.1(b)(i), and provide documentation (satisfactory to Key Employees) of future payments and distributions, pursuant to said Exhibit 1.1(b)(i). The form of the Promissory Notes are attached as Exhibit 1.6(b);

     (c) Deliver to the Selling Stockholders and Option-holders Promissory Notes in the total amount of One Million Five Hundred Thousand Dollars ($1,500,000), payable in full April 14, 1995, and secured by the letter of credit, as set forth in Section 1.1(c). The form of said Note is attached as
Exhibit 1.6(c);

     (d) Deliver to the Selling Stockholders and Option-holders Promissory Notes in the total amount of One Million Six Hundred Thousand Dollars ($1,600,000), payable in full October 15, 1995. The form of said Notes is attached as Exhibit 1.6(d);

     (e) Deliver to the Selling Stockholders and Option-holders Promissory Notes, pursuant to Section 1.1(e), in the amount, if any, of the excess Wholesale Value of the Inventory calculated pursuant to Section 1.4, payable in full April 15, 1995. The form of said Notes is attached as Exhibit 1.6(e).

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     (f)  Pay to the Selling Stockholders and Option-holders, in cash or certified funds, the amount of any lease deposits for the Stores, utility deposits, sales tax deposits, pro-rated insurance premiums and other deposits of like nature, in the amounts described in Exhibit 1.6(f);

     (g) Grant to Selling Stockholders a subordinated security interest (in form satisfactory to Selling Stockholders) in all fixtures, equipment and assets of the Corporations in existence immediately prior to Closing, as additional security for Buyer's obligations under 1.6(d) and 1.6(e).

                              2.  ESCROW OF SHARES

     At Closing, Selling Stockholders and Buyer shall deliver to Zions First National Bank, as Escrow Agent ("Escrow Agent") a certificate representing 100% of the Shares (the "Escrow Shares") for the purpose of securing the payment of the Purchase Price set forth in the Escrow Agreement attached as Exhibit 2.0 (the "Escrow Agreement"). The Escrow Shares shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Shares shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes in accordance with the terms of the Escrow Agreement.

                           3.  TRANSITION OF BUSINESS

     3.1 Trade Names, Trademarks, and Service Marks. The parties understand and agree that Buyer may use the name "Kathy's" (in any form or derivative) as a tradename, trademark or servicemark but only in the city of Las Vegas and all other rights to such name shall remain with some or all of the Selling Stockholders/Corporations. The Selling Stockholders/Corporations agree that upon request by Buyer, the Selling Stockholders/Corporations shall execute a license agreement for use of the Kathy's name in accordance with this Section 3.1.

     3.2 Store Operations. The parties entered into a Management Agreement dated July ____, 1994, under which Buyer has operated the stores since _______________, 1994. Until Closing, Buyer shall continue to operate the Stores in the ordinary and usual course of business. After Closing, Buyer shall be responsible for the operation of the Stores.

     3.3 Employees. Selling Stockholders do not warrant or represent that any of the employees will agree to continue to work at the Stores or otherwise work for Buyer. Buyer agrees to pay sick and vacation pay, accrued as of Closing. Prior to Closing, Selling Stockholders will make available to Buyer all records concerning the Corporations' employee compensation and benefits.

     3.4 Transition Assistance. From the execution of the Option Agreement, Arcaris and Melby each hereby agree to assist Buyer in the transition of the business to Buyer for which assistance Arcaris and Melby shall be paid $78,003.00 and $43,002.00, respectively, Melby's assistance shall be limited to organizing seminars and coordinating the quarterly "Kathy's" newsletter. Arcaris' assistance shall consist of performance of functions as previously performed

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and such assistance shall not require more than two days per week in Las Vegas and one day per week in Salt Lake City. Arcaris' assistance shall not extend beyond April 15, 1995, and Melby's shall not extend beyond January 15, 1995. Melby's fees hereunder shall be paid in advance. Both shall be payable regardless of whether Buyer makes any requests for transition assistance. Arcaris' fees hereunder shall be aid in equal monthly payments of $8,667.00.

       4.  REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

Selling Stockholders, represent and warrant as follows:

     4.1 Organization, Good Standing, Enforceability. To the best of their knowledge, the Corporations are duly organized, validly existing, and in good standing under the laws of the State of Nevada and have full corporate power and authority to carry on business in the State of Nevada and to own or hold under lease or similar agreement the properties and assets they now own or hold; and have full corporate power and authority to carry out the transactions contemplated hereby. This Agreement has been duly executed and delivered by Selling Stockholders and is a valid, binding and legal obligation of Selling Stockholders enforceable against Selling Stockholders in accordance with its terms. Selling Stockholders have the power and authority to enter into and perform their obligations under this Agreement.

     4.2 Capitalization and Subsidiaries. As of the date of this Agreement, the total authorized capital stock of Kathy's Natural Food Ranch Market, Inc. consists of 25,000 shares of stock, no par value per share. As of July 14, 1994, 6667 and 2/3 shares were issued and outstanding and 333 and 1/3 shares were held in the treasury.

     As of the date of this Agreement, the authorized capital stock of Kathy's Natural Ranch Market-West, Inc. consists of 25,000 shares of stock, no par value per share. As of July 14, 1994, 100 shares were issued and outstanding and no shares were held in the treasury.

     All issued and outstanding shares and other securities of the Corporations are duly authorized, validly issued, issued in compliance with federal and state laws, fully paid, nonassessable and free of preemptive rights. Except as set forth in this Agreement, there are no outstanding options, warrants, conversion privileges, contracts or other rights to purchase or acquire any shares of either Corporation.

     Neither Corporation holds an interest in any subsidiary or affiliate corporation.

     4.3 No Approvals or Notices Required; No Conflicts with Other Agreements or Orders. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Articles of Incorporation or Bylaws of the Corporations.
Except with regard to the consent of the landlord of the East Store (referenced in Section 11.3 of this Agreement) and the consent of the bank and the SBA in connection with the real estate loan on the West Store (referenced in Section
11 of this Agreement), the execution, performance and delivery of this Agreement do not and the consummation of the

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transactions contemplated hereby will not (a) require any consent, approval or authorization of any person or governmental authority, the failure to obtain which could have a material adverse effect upon the transactions contemplated hereby; (b) constitute a material violation of any provision of law applicable to Selling Stockholders; or (c) violate any provision of, or result in the acceleration of any obligation under, any material mortgage, lien, lease, agreement, instrument, order arbitration award, judgment or decree to which Selling Stockholders or the Corporations are a party or by which Selling Stockholders or the Corporations are bound.

     4.4 Financial Statements. Selling Stockholders have delivered to Buyer financial statement information dated (1) as of December 31, 1990, 1991, 1992, and 1993 and (2) as of May 31, 1994 (collectively "Financial Statements"). The information from which the financial statements have been prepared are true and accurate. Such financials have not been prepared in accordance with generally accepted accounting principles.

     4.5 Undisclosed Liabilities. To the best of Selling Stockholders' knowledge, except as disclosed to Buyer in writing, there are no undisclosed liabilities or obligations arising from contracts or otherwise with respect to the Selling Stockholders and the Corporations that are not covered by insurance.

     4.6 Leaseholds. The Lease for the East Store (the "Store Lease") and the equipment lease rights and obligations (collectively the "Leaseholds") pertaining to the Stores are as set forth in the Store Lease and the equipment leases, true and complete copies of which are attached as Exhibit 4.6 and which have previously been provided to Buyer.

     4.7 Equipment. To the best of their knowledge, the Corporations have good and marketable title to all equipment listed on attached Exhibit 1.3, free and clear of any liens, mortgages, pledges, encumbrances, claims and charges of any kind except those that have been disclosed to Buyer in writing.

                  5.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as follows:

     5.1 Organization, Good Standing, Enforceability. Buyer is duly organized, validly existing, and in good standing under the laws of the State of Delaware and has, or will soon have, full corporate power and authority to carry on business in the State of Nevada and to own or hold under lease or similar agreement the properties and assets it will own or hold; and has full corporate power and authority to carry out the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is a valid, binding and legal obligation of Buyer enforceable in accordance with its terms. Buyer has the power and authority to enter into and perform its obligations under this Agreement.

     5.2 No Approvals or Notices Required; No Conflicts with Other Agreements or Orders. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Certificate of Incorporation or Bylaws


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of Buyer.  The execution, performance and delivery of this Agreement do not and the consummation of the transactions contemplated hereby will not (a) require any consent, approval or authorization of any person or governmental authority, the failure to obtain which could have a material adverse effect upon the transactions contemplated hereby; (b) constitute a material violation of any provision of law applicable to Buyer; or (c) violate any provision of, or result in the acceleration of any obligation under, any material mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which Buyer is a party or by which Buyer is bound.

     5.3 Brokers. Neither Buyer nor anyone acting on its behalf has retained any broker, finder, or agent, or agreed to pay any brokerage fees, finder's fees, or commissions with respect to the transactions contemplated by this agreement.

     5.4 Financial Statements. Buyer acknowledges that Selling Stockholders are relying upon Buyer's financial statements provided to them as being a fair and accurate representation of the financial condition of Buyer. Selling Stockholders further rely on Buyer's business experience and expertise to ensure that the Agreement and the transactions related thereto strictly comply with any and all federal securities or state blue sky laws.

                           6.  ACCESS AND INFORMATION

     6.1 Access and Information. Selling Stockholders have provided and will give Buyer and its counsel, accountants, and other representatives reasonable access, during normal business hours throughout the period prior to Closing, to all of the Assets, and all books, contracts, commitments, and records of the Corporations and will furnish Buyer during such period with all information as Buyer may reasonably request. Buyer shall advise Sellers in writing prior to Closing of any information it has obtained as a result of its investigation which it believes has or may result in a breach of any representation or warranty of Sellers set forth in this Agreement or the Exhibits attached hereto.

     6.2 Confidentiality; Return of Documents. Buyer and Selling Stockholders will hold in confidence all confidential information obtained by them from the other party under this Agreement. If the transaction contemplated by this Agreement is not consummated buyer and Selling Stockholders will continue to hold such information in confidence and will return all documents and records containing such information.

                    7.  CONDUCT OF BUSINESS PRIOR TO CLOSING

     7.1 Ordinary Course. Except with respect to the obligations which Buyer has expressly assumed pursuant to the Management Agreement, following the execution of this Agreement.

     5.2 No Approvals or Notices Required; No Conflicts with Other Agreements or Orders. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Certificate of Incorporation or Bylaws of Buyer. The execution, performance and delivery of this Agreement do not and the


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consummation of the transactions contemplated hereby will not (a) require any consent, approval or authorization of any person or governmental authority, the failure to obtain which could have a material adverse effect upon the transactions contemplated hereby; (b) constitute a material violation of any provision of law applicable to Buyer; or (c) violate any provision of, or result in the acceleration of any obligation under, any material mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which Buyer is a party or by which Buyer is bound.

     5.3 Brokers. Neither Buyer nor anyone acting on its behalf has retained any broker, finder, or agent, or agreed to pay any brokerage fees, finder's fees, or commissions with respect to the transactions contemplated by this Agreement.

     5.4 Financial Statements. Buyer acknowledges that Selling Stockholders are relying upon Buyer's financial statements provided to them as being a fair and accurate representation of the financial condition of Buyer. Selling Stockholders further rely on Buyer's business experience and expertise to ensure that the Agreement and the transactions related thereto strictly comply with any and all federal securities or state blue sky laws.

                           6.  ACCESS AND INFORMATION

     6.1 Access and Information. Selling Stockholders have provided and will give Buyer and its counsel, accountants, and other representatives reasonable access, during normal business hours throughout the period prior to Closing, to all of the Assets, and all books, contracts, commitments, and records of the Corporations and will furnish Buyer during such period with all information as Buyer may reasonably request. Buyer shall advise Sellers in writing prior to Closing of any information it has obtained as a result of its investigation which it believes has or may result in a breach of any representation or warranty of Sellers set forth in this Agreement or the Exhibits attached hereto.

     6.2 Confidentiality; Return of Documents. Buyer and Selling Stockholders will hold in confidence all confidential information obtained by them from the other party under this Agreement. If the transaction contemplated by this Agreement is not consummated Buyer and Selling Stockholders will continue to hold such information in confidence and will return all documents and records containing such information.

                    7.  CONDUCT OF BUSINESS PRIOR TO CLOSING

     7.1 Ordinary Course. Except with respect to the obligations which Buyer has expressly assumed pursuant to the Management Agreement, following the execution of this Agreement and prior to the Closing, Selling Stockholders will:

     (a) Not commit to any employment agreements or employee benefit plans, or increase employee compensation;

     (b)  Not incur any indebtedness materially affecting the Corporations;



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     (c)  Not solicit any offers or engage in any discussions with any third parties regarding any sale of any material portion of the assets of the Corporations or the sale of any of the Shares.

                8.  CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

The obligations of Buyer under this Agreement are subject to the satisfaction (or waiver in writing by Buyer), prior to or at Closing, of each of the following conditions:

     8.1 Correctness of Representations and Warranties. Buyer shall not have discovered any material error, misstatement, or omission in the representations and warranties made by Selling Stockholders in this Agreement or in any Schedules or Exhibits attached hereto. The representations and warranties of Selling Stockholders contained in this Agreement shall be deemed to have been made again at and as of the time of the Closing and shall be true and accurate in all material respects at such time, except as to such normal adjustments that may occur.

     8.2 Compliance with Agreement. Selling Stockholders shall have performed and complied with all obligations and requirements of this Agreement to be performed or complied with by Selling Stockholders prior to or at Closing.

     8.3 Authorization. Buyer shall have received copies of corporate resolutions authorizing Selling Stockholders to enter into this Agreement and perform the terms and conditions hereof.

        9.  CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLING STOCKHOLDERS

The obligations of Selling Stockholders under this Agreement are subject to the satisfaction (or waiver in writing by Sellers), prior to or at Closing, of each of the following conditions:

     9.1 Correctness of Representations and Warranties. Selling Stockholders shall not have discovered any material error, misstatement, or omission in the representations and warranties made by Buyer in this Agreement. The representations and warranties of Buyer in this Agreement shall be deemed to have been made again at and as of the time of the Closing and shall be true and accurate in all material respects at such time.

     9.2 Compliance with Agreement. Buyer shall have performed and complied with all obligations and requirements of this Agreement to be performed or complied with by Buyer prior to or at Closing.

     9.3 Authorization. Selling Stockholders shall have received copies of corporate resolutions authorizing Buyer to enter into this Agreement and perform the terms and conditions hereof.


                10.  CONDITION PRECEDENT TO OBLIGATION OF BUYER



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     10.1  Discharge of Loans on West Store.  The obligations of Buyer under this Agreement is subject to the satisfaction prior to or at the Closing of the condition that Selling Stockholders shall have good and marketable title to the premises from which the West Store operates. Selling Stockholders shall have discharged the Corporations from liability under the Loans (as defined in Section 11.1 below) by either (i) obtaining from the lending bank (which holds a Deed of Trust on the West Store) (the "Bank") and the S.B.A., their consent to the transfer of the West Store to the Selling Stockholders and the assumption of the obligations under the Loans by the Selling Stockholders; (ii) obtaining a new loan on the West Store; or (iii) paying off all loans on the West Store. Any assets of the Corporations which previously served as collateral for the Loans (except the West Store premises) shall be released and all appropriate lending banks shall provide a complete and unconditional release of the Corporations from any liability under the Loans.

     10.2 Buyer's Obligations Regarding Discharge of Loans on West Store. Buyers shall be responsible for the following in connection with the discharge of the Corporation from liability under the Loans:

                  (a) Buyer shall assist Selling Stockholders in obtaining the consent of the Bank and the S.B.A. as described in Section 10.1(i) above; and

                  (b) Buyer shall pay all administrative costs incurred in connection with either (i), (ii), or (iii) of paragraph 10.1 above, including, but not limited to, paying any prepayment penalties, reasonable attorneys' and accountants' fees, points, loan fees, and any additional amounts that Seller may have to pay with regard to such property over and above the amount that would have been paid if the original loans were kept in place (for example, a differential in total payments arising from a change in interest rates.

     10.3 Release of Escrow of Advance. Selling Stockholders and Option-Holders shall be entitled to receive the Two Million Five-Hundred Thousand Dollars ($2,500,000.00) deposited into escrow and given as earnest money upon closing, if not sooner.

                                11.  REAL ESTATE

     11.1 Real Estate Not to be Included as Asset. Buyer will not acquire the real property of the Corporations located at 6720 West Sahara Boulevard, which was recently acquired and improvements constructed thereon and for which Selling Stockholders will be obtaining permanent financing pursuant to Section 10 above. The existing financing for the West Store premises consists of a $1,000,000 loan from the Bank and a $726,000 S.B.A. loan (collectively the "Loans"). Buyer and Selling Stockholders, who are unrelated parties dealing at arms-length, agree that the value of such property is equal to the book value of the same.

     11.2 Real Estate Lease for West Store Premises. On or before Closing, by Lease Agreement satisfactory to both Buyer and Selling Stockholders (attached as Exhibit 11.1), Buyer shall lease from Selling Stockholders the premises from which the West Store conducts its operations. The Lease shall have a ten-year primary term with minimum rent (triple net) of

Seventeen Thousand Five Hundred dollars ($17,500) per month and Buyer shall be responsible for taxes, insurance, maintenance and all other costs (normally borne by tenant in a triple net lease) associated with increases in the Consumer Price Index for the previous five years immediately prior to the inception of each option period, respectively. It is the intent that the rental amount shall be sufficient for Selling Stockholders to make the payments under such loans. In the event Selling Stockholders default and are unable to cure such loans, Buyers shall have first right to cure or otherwise acquire such real estate.

     11.3 Landlord Consent. Buyer shall use its best efforts to obtain any necessary consents, including, but not limited to, the consent of the Landlord of the East Store (if required) and non-disturbance agreements from the Lenders who finance the west Store. If the consent and non-disturbance agreement of the Landlord of the East Store is required and despite good faith effort of Buyer to obtain same such is determined to be not reasonably obtainable, Buyer, at its option, may terminate this Agreement. Buyer has communicated directly with the Landlord of the East store regarding such Landlord's consent and has received correspondence from such Landlord as to the requirements thereof. Selling Stockholders, in any event, will retain the $100,000 earnest money previously paid in full satisfaction of any claims arising directly or indirectly out of this agreement.

                         12.  DISCOUNTS FROM SUPPLIERS

     12.1 Supplier Discounts. For a period of 5 years from the date of this Agreement, Buyer shall make full effort to enable Selling Stockholders related corporation, at their present Utah location, to receive the same product discounts that Buyer receives from suppliers which discounts are generally at least 15.5% off the book price. Such will be accomplished by Selling Stockholders either coupling onto Buyer's buying power or by Selling Stockholders' corporation buying through Buyer. The rights granted under this Section are intended to extend only to Selling Stockholders' corporation and their currently existing related parties and such rights shall immediately expire in the event Selling Stockholders acquire, are acquired by, merge with or into, any other entity whereby Selling Stockholders no longer have control. Selling Stockholders rights hereunder are conditioned upon Selling Stockholders' corporation's ability to pay for products on purchase terms acceptable to suppliers or Buyer, as the case may be and Selling Stockholders' corporations' timely payments of all invoices when due. Notwithstanding the foregoing, Buyer will not be required to extend credit to Selling Stockholders' corporation or to assume any obligations with respect to selling Stockholders' corporations' purchases from vendors.

                            13.  CLASSICS SOUTHWEST

     13.1 Shelf Space. For a period of 5 years, Selling Stockholders' related company, Classics Southwest, Inc. (or other such entity as Selling Stockholders may designate) shall be given shelf space for the display and sale of its products in Buyer's stores. For the two Las Vegas Stores, such shelf space shall be a section of two and one-half linear feet, extending up and down (top to bottom) from those two and one-half linear feet. For Buyer's other stores, the shelf space shall be a section one and one-half linear feet, extending up and down (top to bottom)

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

from this one and one-half linear feet. The shelf space contemplated herein shall be located in the stores in areas comparable to that which Classics Southwest currently displays its products in the existing Las Vegas Stores.

                               14.  MISCELLANEOUS

     14.1 Covenant Not to Compete. Each of the Selling Stockholders hereby agree that it will not at any time within the five year period immediately following Closing, directly or indirectly engage in, or have any interest in any person, firm, corporation, or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, or otherwise) that engages in any activity which is the same as or competitive with activity engaged in by the Corporations within a twenty (20) mile radius of the Stores in Las Vegas, Nevada.

     14.2 Arbitration; Litigation. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Las Vegas, Nevada, in accordance with the Rules of the American Arbitration Association, and any judgment upon the arbitration award may be entered in any court having jurisdiction thereof; provided, however, that Selling Stockholders shall have no obligation to submit to arbitration any claim based on Buyer's failure to pay the Purchase Price. In the event of any litigation, the prevailing party shall be entitled to an award of reasonable attorney fees and expenses.

     14.3 Survival of Representations and Warranties. All representations, covenants, and warranties set forth herein shall be deemed to be material and to have been relied upon by the Parties hereto and shall survive Closing.

     14.4 Payment of Fees and Expenses. The Corporations shall pay for the reasonable legal, accounting and other expenses of Selling Stockholders related to this transaction and accrued as of Closing. Otherwise, each party shall pay and be responsible for all of the fees and expenses of its own counsel, financial advisors, accountants, and other experts and all other expenses incurred by it incident to the negotiation, preparation, and execution of this Agreement and the consummation of the transactions contemplated herein.

     14.5 Entire Agreement. This Agreement and all schedules referenced herein and documents delivered pursuant hereto, and all schedules referenced therein and documents delivered pursuant thereto, constitute the entire agreement of the parties as to the subject matter hereof, and supersede all prior discussions, negotiations, and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

     14.6 Modification. This Agreement may not be modified except by a writing executed by duly authorized representatives of both parties.

     14.7 Waiver. The failure of any party to exercise any of its rights hereunder or to enforce any of the terms and conditions of this agreement on any occasion shall not constitute or be deemed a waiver of that party's rights thereafter to exercise any rights hereunder or to enforce each and every term and condition of this Agreement.

     14.8 Severability. A determination that any portion of this Agreement is unenforceable shall not affect the enforceability or validity of any of the remaining portions of the Agreement or of this Agreement as a whole. In the event that any portion of this Agreement is determined to be unenforceable, the parties agree that a reasonable provision shall be substituted in place of the unenforceable provision and that, as so modified, this Agreement shall be enforceable.

     14.9 Notices. All notices, consents, requests, demands, or other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt, if hand delivered, or three (3) days after mailing, if sent by certified mail, return receipt requested, addressed as follows:

     (a)  If to Selling Stockholders:

                    Thomas J. KLC
                    4625 South 2300 East, Suite 207
                    Salt Lake City, Utah  84117

     (b)  If to Buyer:

                    Wild Oats Markets, Inc.
                    1668 Valtec Lane
                    Boulder, CO  80301
                    Attn:  Michael C. Gilliland


If a party changes its address, written notice shall be given promptly to the other party under this Section.

     14.6 Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns; provided, however, that no party may, without the written consent of the other, assign or transfer any interest under this Agreement.

     14.7 Governing Law. This Agreement shall be construed, interpreted, and enforced in accordance with the laws of the State of Nevada.

     14.8 Headings. The parties agree that the Article and Section headings are inserted only for ease of reference, shall not be construed as part of this Agreement, and shall have no effect upon the construction of interpretation of any part hereof.

     14.9 Representation by Counsel and Construction. The parties hereto represent that in the negotiation and drafting of this Agreement they have been represented by and relied upon the advice of counsel of their choice. The parties affirm that their counsel have had a substantial role in the drafting and negotiation of this Agreement and, therefore, the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any schedule hereto.

     14.10 Cooperation. Buyer and Selling Stockholders agree to actively cooperate in consummation of this transaction and to comply with any reasonable request for execution and delivery of any additional instruments or documents that may be needed.

     14.11 Time of Possession. Buyer shall be entitled to possession of the Store premises and contracts at Closing; provided, however, that all sales and expenses shall be deemed to accrue to Buyer from 00:01 a.m. on the date of Closing.

     14.12 Late Payments. Any payment required of Buyer under the terms of this Agreement shall be timely made. If any payment is not timely made there shall be a late payment penalty of the lesser of (i) 10% of such amount or (ii) the maximum amount permissible under Nevada law. Interest will begin to accrue upon default of any obligation at a 1.5% per month interest rate.

     14.13 Personal Guarantees. Buyer's obligations under this Agreement shall be jointly and severally personally guaranteed by Michael C. Gilliland, Elizabeth C. Cook and Mark R. Clapp, the form of each such guarantee is attached as Exhibit 14.13.

     14.14 Counterpart Signatures. This Agreement may be executed in counterpart.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


SELLING STOCKHOLDERS:


s/Kathy Melby by Thomas J. KLC                                     A T T E S T :
- -------------------------------

- -------------------------------


s/Rich Arcaris by Thomas J. KLC                                    A T T E S T :
- -------------------------------

- -------------------------------


OPTION-HOLDERS:


s/Kasey Enterprises, Inc.                                          A T T E S T :
- -------------------------------

s/W. M. Jones
- -------------------------------
s/Metro Management                                                 A T T E S T :
- --------------------------------

s/W. M. Jones
- --------------------------------


BUYER:  WILD OATS MARKETS, INC.

s/Michael C. Gilliand                                              A T T E S T :
- --------------------------------

- --------------------------------




KEY EMPLOYEES:

s/Mike Circuit
- -------------------------------
Mike Circuit


s/John Fisher
- -------------------------------
John Fisher


s/John Heavey
- -------------------------------
John Heavey


s/Robert M. Stone
- -------------------------------
Bob Stone


s/Harmony Sun                                   ATTEST:  s/Mj Hall
- -------------------------------                        -------------------------
Harmony Sun